UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . . . . .14.5

Under the Securities Exchange Act of 1934

(Amendment No. )*

INDEPENDENCE LEAD MINES COMPANY

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

453578304

(CUSIP Number)

Philip C. Wolf

Senior Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Couer d’Alene, Idaho 83815-9408

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453578304

1.	Names of Reporting Persons. Hecla Mining Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 669,098(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,098(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) CO

_________________

(1)

Beneficial ownership of the above referenced Common Stock is being reporting solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Shareholder Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 453578304

1.	Names of Reporting Persons. Hecla Merger Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 669,098(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,098(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) CO

_________________

(1)

Beneficial ownership of the above referenced Common Stock is being reporting solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Shareholder Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.10 par value per share (the “Common Stock”), of Independence Lead Mines Company, an Arizona corporation (“Issuer”). The principal executive offices of the Issuer are located at 510 Cedar Street, Wallace, Idaho 83873.

Item 2.	Identity and Background
This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:
(i) Hecla Mining Company, a Delaware corporation (“Parent”). The principal office of Parent is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408.

(ii) Hecla Merger Company, a Delaware corporation (“Buyer”, and together with Parent, the “Reporting Persons”). The principal office of Buyer is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shareholder Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Buyer and each of Bernard C. Lannen, Wayne L. Schoonmaker, Gordon Berkhaug, and Robert Bunde (collectively, the “Shareholders”). The Shareholders entered into the Shareholder Agreement as an inducement to Buyer and Parent to enter into the Purchase Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Buyer did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction
(a) Not Applicable.

(b)-(j)  On February 12, 2008, Parent and its wholly owned subsidiary, Buyer, entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Issuer. Under the terms of the Purchase Agreement, Buyer will acquire substantially all of the assets of Issuer in exchange for 6,936,884 shares of Parent’s common stock, par value $0.25 per share (the “Acquisition”). The Acquisition is currently expected to close late in the first quarter or in the second quarter of 2008 and is subject to customary closing conditions, necessary regulatory approvals and an affirmative vote by Issuer’s shareholders, including the Shareholders. If the Acquisition is consummated, the Purchase Agreement provides, among other things, that all litigation between Parent and Issuer will be dismissed, and Parent will acquire all of Issuer’s right, title and interest to the Gold Hunter area/DIA properties and the related agreements between Parent and Issuer. Additionally, Issuer agrees that it will liquidate and dissolve promptly following the later to occur of the closing of the Acquisition or the Lock-up Date (as defined in the Purchase Agreement) in compliance with all applicable laws. A copy of the Purchase Agreement is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In order to induce Buyer and Parent to enter into the Purchase Agreement, the Shareholders entered into the Shareholder Agreement with Buyer dated as of February 12, 2008 (the “Shareholder Agreement”). Pursuant to the Shareholder Agreement, the Shareholders agreed to vote all securities of Issuer owned by them in favor of the Acquisition and against (i) any Takeover Proposal (as defined in the Purchase Agreement), (ii) any merger, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Issuer, (iii) any removal of members of the board of directors of Issuer, (iv) any amendment to Issuer’s Articles of Incorporation or Bylaws, except as may be required in connection with any item that is subject to Shareholder Ratification (as defined in the Purchase Agreement), (v) any other action that is inconsistent with the Acquisition or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Acquisition or any of the other transactions contemplated by the Purchase Agreement or this Shareholder Agreement. A copy of the Shareholder Agreement is filed as Exhibit 3 hereto and the description of the Shareholder Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference. Each of the Shareholders agreed to grant an irrevocable proxy appointing Buyer as the Shareholder’s proxy and attorney-in-fact (with full power of substitution) to vote his shares at any meeting of the shareholders of Issuer called with respect to any of the matters specified in the Shareholder Agreement, and in accordance and consistent with the above.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement and the Shareholder Agreement is qualified in its entirety by reference to the full texts of the Purchase Agreement and the Shareholder Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 hereto. Except as set forth in this Schedule 13D, the Purchase Agreement and the Shareholder Agreement, none of the Reporting Persons have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Shareholder Agreement, Parent and its indirect wholly owned subsidiary, Buyer, may be deemed to share the power to vote, and may be deemed to be the beneficial owners of, 669,098 shares of Common Stock, representing approximately 11.6% of the outstanding shares of Common Stock (based upon a total number of 5,780,737 shares outstanding, which Issuer has represented and warranted in the Purchase Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements filed as Exhibits 2 and 3 hereto are incorporated herein by reference. Other than the Purchase Agreement and the Shareholder Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Asset Purchase Agreement dated as of February 12, 2008 by and among Issuer, Parent, and Buyer (incorporated by reference to Exhibit 2.2 to Parent’s Report on Form 8-K dated February 12, 2008)
Exhibit 3:	Shareholder Agreement dated as of February 12, 2008 by and among the Shareholders and Buyer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HECLA MINING COMPANY

/s/ Philip C. Wolf
Name:	Philip C. Wolf
Title:	Senior Vice President
Dated:	February 22, 2008

HECLA MERGER COMPANY

/s/ Michael H. Callahan
Name:	Michael H. Callahan
Title:	President
Dated:	February 22, 2008

Exhibit Index

Exhibit 1	Joint Filing Agreement

Exhibit 2	Asset Purchase Agreement dated as of February 12, 2008 by and among Issuer, Parent, and Buyer (incorporated by reference to Exhibit 2.2 to Parent’s Report on Form 8-K dated February 12, 2008)

Exhibit 3	Shareholder Agreement dated as of February 12, 2008 by and among the Shareholders and Buyer